EXHIBIT 99.05

Chunghwa Telecom

November 10, 2017

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
Oct.	Net sales	18,790,424	18,691,544	(+)98,880	(+)0.53%

Jan.-Oct.	Net sales	185,419,869	190,349,108	(-)4,929,239	(-)2.59%

b Trading purpose : None